SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549




                           FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the Period from January 1, 1993 to December 31, 1993


                   COMMISSION FILE NO. 1-4825



       WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - PLYMOUTH


               __________________________________


                      WEYERHAEUSER COMPANY

                    A Washington Corporation



                    Tacoma, Washington 98477
                    Telephone:  206/924-2345

Financial Statements and Exhibits
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Item 4:   Plan  Financial Statements and Schedules  prepared
          in   accordance   with  the  financial   reporting
          requirements of ERISA.

          Weyerhaeuser Company Hourly 401(k) Plan - Plymouth statements of financial condition as of December 31, 1993 and 1992 and the related statement of changes in participants' equity for the year ended December 31, 1993 together with report of Independent Public Accountants.


Exhibits: Consent of Independent Public Accountants


Signatures
- - - - - ----------
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan
     - Plymouth have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                   WEYERHAEUSER COMPANY
                                     HOURLY  401(K)  PLAN  -PLYMOUTH




                                    BY:    /s/S.R. Hill by Paula Stewart
                                        ---------------------
                                        S. R. Hill
                                        Member
                                        Retirement Committee



     June 20, 1994
- - - - - -------------------
        Date

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - - - - ---------------------------------------------------------


     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 17, 1994, on the financial statements of the Weyerhaeuser Company Hourly 401(k) Plan - Plymouth, included in the Weyerhaeuser Company Hourly 401(k) Plan - Plymouth annual report on Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement File No. 33-32605 on Form S-8.





                                   ARTHUR ANDERSEN & CO.





Seattle, Washington
June 20, 1994

                      WEYERHAEUSER COMPANY


                       HOURLY 401(k) PLAN


                            PLYMOUTH













             Statements of Financial Condition as of
                   December 31, 1993 and 1992
             and the Related Statement of Changes in
    Participants' Equity for the Year Ended December 31, 1993
                     Together with Report of
                 Independent Public Accountants

       WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - PLYMOUTH

            Report of Independent Public Accountants





To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of financial condition of the Weyerhaeuser Company Hourly 401(k) Plan - Plymouth as of December 31, 1993 and 1992, and the related statement of changes in participants' equity for the year ended December 31, 1993. These financial statements are the
responsibility  of  the  sponsoring  Company's  management.   Our
responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Weyerhaeuser Company Hourly 401(k) Plan - Plymouth as of December 31, 1993 and 1992, and the changes in participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial condition and the statement of changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Arthur Andersen & Co.



Seattle, Washington,
June 17, 1994

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                            WEYERHAEUSER COMPANY
                        HOURLY 401(k) PLAN - PLYMOUTH

          Statements of Financial Condition, with Fund Information
                         December 31, 1993 and 1992

                                                              Fund Information
                                                  --------------------------------------
                                                                    December 31, 1993
                                                  -----------------------------------------------------
                                                  Weyerhaeuser
                                                     Company     Fixed
                                                     Common      Income        Equity
                                                   Stock Fund     Fund          Fund          Total
                                                  -----------   -----------   ---------     ---------
ASSETS

Investments:
  Weyerhaeuser Company common shares, at market
  (44,181 and 35,012 shares with a historic cost
  basis of $1,379,109 and $949,026 at respective
  dates)                                          $ 1,971,577  $         --  $        --   $ 1,971,577
  Group  annuity contracts, at contract value              --     3,370,235           --     3,370,235
  Equity fund, at market (historic cost basis of
   $2,530,043 and $1,775,716 at respective dates)          --            --    3,063,829     3,063,829
                                                  -----------  ------------  -----------   -----------
                                                    1,971,577     3,370,235    3,063,829     8,405,641


Receivables:
  Participants' contributions                          25,490        69,302       59,287       154,079
  Interfund transfers in                                   --            --        5,968         5,968
  Accrued interest                                         --        21,618           14        21,632
Short-term investments                                      9       161,072           --       161,081
                                                  -----------   -----------  -----------   -----------
                                                  $ 1,997,076   $ 3,622,227  $ 3,129,098   $ 8,748,401
                                                  ===========   ===========  ===========   ===========

LIABILITIES AND PARTICIPANTS' EQUITY

Payables:
  Participant withdrawals                         $    19,224   $    18,282  $    68,514   $   106,020
  Interfund transfers out                                  --         5,968           --         5,968
  Investments purchased                                 1,638            --           --         1,638
  Administrative expenses                                  --        13,451           --        13,451
                                                  -----------   -----------  -----------   -----------
                                                       20,862        37,701       68,514       127,077

Participants' equity                                1,976,214     3,584,526    3,060,584     8,621,324
                                                  -----------   -----------  -----------   -----------
                                                  $ 1,997,076   $ 3,622,227  $ 3,129,098   $ 8,748,401
                                                  ===========   ===========  ===========   ===========




The accompanying notes are an integral part of these statements of financial condition.

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           Fund Information
- - - - - --------------------------------------
                   December 31, 1992
- - - - - --------------------------------------------------------
 Weyerhaeuser
   Company      Fixed
    Common      Income         Equity
  Stock Fund     Fund           Fund           Total
- - - - - ------------   ----------    ----------     ------------






 $ 1,291,068  $        --  $         --     $ 1,291,068
          --    2,468,759            --       2,468,759

          --           --     2,086,850       2,086,850
 -----------  -----------  ------------     -----------
   1,291,068    2,468,759     2,086,850       5,846,677



      25,578       28,418        24,115          78,111
       9,379           --         7,256          16,635
          --       16,863             3          16,866
          16       54,880            --          54,896
 -----------  -----------  ------------     -----------
 $ 1,326,041  $ 2,568,920   $ 2,118,224     $ 6,013,185
============  ===========  ============     ===========




 $     2,758  $     9,030   $    30,538     $    42,326
          --       16,635            --          16,635
          --           --            --              --
          --        1,941         5,469           7,410
 -----------  -----------   -----------     -----------
       2,758       27,606        36,007          66,371

   1,323,283    2,541,314     2,082,217       5,946,814
 -----------  -----------   -----------     -----------
 $ 1,326,041  $ 2,568,920   $ 2,118,224     $ 6,013,185
 ===========  ===========  ============     ===========

                            WEYERHAEUSER COMPANY
                       HOURLY 401 (k) PLAN - PLYMOUTH

 Statement of Changes in Participants' Equity, with Fund Information for the
                      Year Ended December 31, 1993

                                                        Fund Information
                                          ---------------------------------------
                                          Weyerhaeuser
                                             Company        Fixed
                                              Common        Income      Equity
                                             Stock Fund      Fund        Fund          Total
                                            -----------  -----------  ----------   -----------

Participants' equity at beginning of year   $ 1,323,283  $ 2,541,314  $ 2,082,217  $ 5,946,814
                                            -----------  -----------  -----------  -----------

Participants' contributions                     357,218      951,617      852,444    2,161,279
                                            -----------  -----------  -----------  -----------

Net investment income:
   Dividends and interest                        49,150      228,031           --      277,181
   Gain  on sale of investments                      --           --       22,459       22,459
                                            -----------  -----------  -----------  -----------
                                                 49,150      228,031       22,459      299,640
                                            -----------  -----------  -----------  ------------

Realized gain on Weyerhaeuser
  Company common shares distributed
    for   participant  withdrawals                3,526           --           --        3,526
                                            -----------  -----------  -----------  -----------

Unrealized   appreciation   of   investments    297,220           --      222,661      519,881
                                            -----------  -----------  -----------  -----------

Transfers between funds                          52,808      (22,552)     (30,256)          --
                                            -----------  -----------  -----------  -----------

Participant withdrawals                        (104,779)     (96,587)     (72,535)    (273,901)
                                            -----------  -----------  -----------  -----------

Administrative expenses                          (2,212)     (13,451)     (14,599)     (30,262)
                                            -----------  -----------  -----------  -----------

Trustee  and  investment advisor fees                --       (3,846)      (1,807)      (5,653)
                                            -----------  -----------  -----------  -----------

Participants' equity at end of period       $ 1,976,214  $ 3,584,526  $ 3,060,584  $ 8,621,324
                                            ===========  ===========  ===========  ===========




The accompanying notes are an integral part of this statement of changes in participants' equity.

- - - - - -3-

                     WEYERHAEUSER COMPANY
                 HOURLY 401(k) PLAN - PLYMOUTH

                  Notes to Financial Statements
                        December 31, 1993



Note 1. Synopsis of the Plan. The Weyerhaeuser Company Hourly 401(k) Plan - Plymouth (the Plan) was established effective January 1, 1990. Participation in the Plan is voluntary. Any hourly employee of the Plymouth, North Carolina Pulp Mill whose employment is covered by the labor agreements with either the UPIU Local 1356, the UPIU Local 1423, the IUOE Local 415, the IBEW Local 1183 or the OPEIU Local 354 and who has completed at least one year of service, is eligible to participate in the plan. Bankers Trust Company acts as trustee in accordance with a Master Trust Agreement dated January 1, 1992. The Plan is subject to the
          provisions   of   the   Employee   Retirement   Security   Act   of
          1974 (ERISA).

          The   Plan   is   a   "qualified  cash  or  deferred   arrangement"
          (as that term is used in Section 401(k) of the Internal Revenue Code) which allows participants to designate at least 1 percent, but not more than 14 percent, of their wages to be contributed to the Plan by Weyerhaeuser Company (participant contributions). Employees are 100 percent vested in the value of their account. Participant contributions may be suspended under certain circumstances at the participant's request.

          Participants have the option to invest up to 100 percent of their contributions, in 25 percent increments, in any of three investment options:
          Weyerhaeuser common shares, fixed income fund and/or equity fund. The fixed income fund is comprised of cash and group annuity contracts. The equity fund is a portfolio of common stocks selected by an investment manager and maintained by the trustee with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

          If    a    participant    has   not   separated    from    service,
          participant   contributions   can   be   withdrawn    only    after
          age 59-1/2 or upon financial hardship.

          Participants   who   have   separated  from   service   and   whose
          vested account balance exceeds $3,500 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. The non-vested portion of the participant's account is forfeited upon distribution of the account. At December 31, 1993,
          there   were   $122,705   vested  account   balances   related   to
          terminated employees included in the accompanying statement of financial condition.

Note 2. Federal Income Taxes. The Plan's administrator believes the Plan is exempt from federal income taxes and a favorable determination letter will be requested from the Internal Revenue Service. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with
          the   provisions   of   Section  402  of   the   Internal   Revenue
          Code of 1986.
- - - - - -4-

                      WEYERHAEUSER COMPANY
                   HOURLY 401(k) PLAN - PLYMOUTH


Note 3. Expenses. The employer pays all costs of administering the Plan, except for fees and expenses of the trustee, the record keeper and external auditing fees, which shall be paid out of Plan earnings. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trustee
          out   of  such  fund  as  a  part  of  the  cost  of  such  assets, or as a reduction of the proceeds received from the sale of such assets. A fee is paid to the investment manager of the Fixed Income and Equity Funds out of the proceeds of those funds.

Note 4.   Cost   of   Securities.   Securities  in  both  the   Equity   Fund
          and the Weyerhaeuser Company Common Stock Fund are valued at market with costs accounted for on a weighted average basis. Realized gains and losses and unrealized appreciation and depreciation are computed on a current value basis.

Note 5. Participants in Each Fund. As of December 31, 1993, there were 846 participants in the Plan with 439 invested in the Equity Fund, 628 invested in the Fixed Income Fund and 362 invested in the Weyerhaeuser Company Common Stock Fund.

Note 6.   Fair   Value   of   Investments.    The   following   methods   and
          assumptions   were   used   to   estimate   the   fair   value   of
          each class of financial instruments:

          Short-term       investments.        The       carrying       value
          approximates   fair   value   due  to   the   short   maturity   of
          those instruments.

          Group Annuity Contracts. The Plan's administrator has determined that it is not practicable to estimate the fair value of the Plan's group annuity contract holdings given the absence of a market for the trading of existing contracts. Information pertinent to the
          value     of    the group annuity contracts, as of December 31,
          1993, is as follows:

               Issuer               Percent of Fund       Rates      Maturities
          ------------------------- --------------      ---------  -----------------
          Commonwealth                  13.5%            6.6-8.6%  12/01/97-07/01/98
          Principle Financial Group     11.1%            5.4-8.2%  06/30/98-03/19/99
          Lincoln National               8.4%            6.3-7.0%  05/07/97-01/31/98
          Hancock                        8.0%            5.9%      09/01/97
          Pacific Mutual                 7.0%            7.5%      10/15/98
          Equitable Life                 6.7%            9.3%      04/29/94
          Confederation Life             6.5%            7.0-8.9%  04/01/96-04/01/98
          Provident National Life        6.1%            7.5%      12/15/97
          Prudential                     5.6%            7.6%      01/31/99
          Metropolitan Life              5.5%            9.3%      06/30/94
          Morgan                         5.3%            7.7%      10/01/97
          Other                         16.3%            6.5-8.9%  06/15/96-04/22/00
                                      ---------
                                       100.0%
                                      =========

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